Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive Suite 1601 Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

February 8, 2018

VIA EDGAR

Mr. James O’Connor

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ivy Funds (File Nos. 333-082447 and 811-09435) and Ivy Variable Insurance Portfolios (File Nos. 033-11466 and 811-05017) Responses to Comments on the Preliminary Proxy Statement Filed on Schedule 14A

Dear Mr. O’Connor:

The following are responses to the comments you provided on February 5, 2018, regarding the joint preliminary proxy statement for Ivy Funds and Ivy Variable Insurance Portfolios (each, a “Trust”) that was filed on Schedule 14A (the “Proxy Statement”) with the Securities and Exchange Commission (“SEC”) on January 23, 2018 (SEC Accession No. 0001193125-18-016830), with respect to Ivy VIP Science and Technology and Ivy Science and Technology Fund (each, a “Fund” and collectively, the “Funds”). For your convenience, each of your comments, as we understand them, is repeated below with responses immediately following. Defined terms used below have the same meanings as in the Proxy Statement.

1.	Comment:	In the “Proposal” section, please explain the statement: “the Boards do not propose or anticipate any material change in the management of the Funds if the Proposal is approved.” Given that a non-diversified fund that remains diversified for three continuous years automatically becomes diversified, if the investment strategy of a fund that is currently diversified does not change, it would revert back to being diversified after three years.

	Response:	What is intended by the statement cited by the staff is that there are no material changes anticipated in the management of the Funds other than the change in diversified status. If shareholders of a Fund approve the Proposal, the Adviser anticipates that such Fund would invest a greater

Mr. James O’Connor

U.S. Securities and Exchange Commission

February 8, 2018

percentage of its assets in securities of a fewer issuers or single issuer. However, the Adviser does not expect any other aspect of a Fund’s investment strategy to change. The Trusts have revised the disclosure to clarify this point.

2.	Comment:	In the discussion in the “Proposal” section about the diversification rules of the Internal Revenue Code (the “Code”), the disclosure states that “the Adviser has no current intention of investing in the securities of any single issuer beyond the limits described.” Please clarify which “limits described” are referred to by this statement – the limits under the 1940 Act or under the Code?

Response:

The limits referred to in this sentence are those imposed by the Code. If shareholders approve a Fund’s change to “non-diversified” under the 1940 Act, the Adviser expects that such Fund may invest in an issuer beyond the 1940 Act limits imposed on diversified investment companies. Nevertheless, although the Fund would be non-diversified for 1940 Act purposes, it will not concentrate its investments in such a manner as to cause it to be unable to comply with the requirements of a “regulated investment company” under Subchapter M of the Code. The Trusts have revised the disclosure to clarify this point.

3.	Comment:	We note that sole Proposal is “non-routine” under Rule 452 of the New York Stock Exchange. Do you anticipate there will be broker non-votes?
	Response:	The Trusts note that because the only proposal being voted on is a “non-routine item,” it is possible that brokers may not submit proxies in the same number as they would if a “routine” proposal were being submitted to shareholders. Nevertheless, in accordance with Item 21(b) of Schedule 14A, the Trusts have included disclosure about the treatment of broker non-votes in the proxy statement.

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We believe this responds to all of your comments. If you have any questions regarding the matters discussed above, please feel free to call me at 312-964-3505.

Sincerely,
/s/ Mark R. Greer
Mark R. Greer

cc: Jennifer Dulski, Esq.

     Alan P. Goldberg, Esq.